UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 28, 2013	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

28 March 2013

CSR plc

Publication of Annual Report

CSR plc (the “Company”) announces that its annual report for the 52 week period ended 28 December 2012 (the “Annual Report”) has been published today and is available on its website, www.csr.com.

The Company released its financial results for the 52 week period ended 28 December 2012 on 21 February 2013, which contained audited financial statements of the Company and a review of the business.

In addition to the information in that announcement, in accordance with DTR 6.3.5(2)(b), we also set out below the following extracts from the Annual Report in full text form approved by the Board on 20 February 2013.

1. Director’s report – Chairman’s statement

Overall, 2012 was a good year for CSR. We took a decisive strategic step with the disposal of our handset connectivity and handset location operations to Samsung. This drove considerable shareholder value and accelerated the transformation from our previous emphasis on handsets, to a focus on five end markets in our Core division – Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoors Location. We are well positioned in our chosen end markets with our leading platforms and we believe they offer the opportunity for growth with improving margins.

We also delivered strong revenues, a marked increase in our profitability and strong cash generation. CSR’s revenues in 2012 were a record $1.025 billion, ($845 million in 2011), with approximately two thirds of these revenues coming from our Core business and a significant proportion of that from our higher margin platform business. Our operating profit for 2012 was $107.9 million, compared with a loss of $48.4 million in 2011 and our underlying operating profit increased by 50% from $49.2 million to $74.0 million. The continued shift in our portfolio to higher margin platform business, contributed to improvement in our underlying gross margin from 49.8% in 2011 to 50.8% in 2012.

In November 2012, we completed the return of $285 million to shareholders reflecting net proceeds paid by Samsung, together with $40.5 million allocated to the buyback announced in February 2012 that had not been used. Despite this and the separate return of $9.4 million through a share buyback which concluded in March 2012, we ended the year with cash, cash equivalents and treasury deposits of $333.3 million, a $55.5 million increase on the year before.

Samsung

The agreement with Samsung was the most significant event of 2012 for CSR. Announced on 17 July 2012 and completed on 4 October 2012, the key elements were the transfer to Samsung of CSR’s handset connectivity and handset location development operations, certain rights over our technologies in handset connectivity and handset location, together with 311 people, for a headline consideration of $310 million. In addition, Samsung also invested $34.4 million in CSR for 9,925,000 shares, which currently represents a 5.98% share of CSR.

We recognised that it was increasingly difficult for CSR to protect its gross margin and market share position in the handset marketplace. The transaction with Samsung enabled us to realise substantial value for shareholders from our past investment in our handset connectivity and handset location development operations, particularly from the CSR9800™ Wi-Fi/ Bluetooth combination chip.

Strategic Focus

Our objective remains to grow and develop CSR’s business by focusing on a series of key platforms in the areas of Auto Infotainment, Imaging, Voice & Music, Bluetooth Smart and Indoors Location, which are in markets which we believe will enable us to generate sustainable revenue growth with good improving margins over the medium and longer term.

By divesting our handset connectivity and handset location business to Samsung, we have accelerated our focus to develop platforms in these five areas. We expect platforms to become an increasingly larger proportion of revenues as the balance of our revenue base shifts towards Core and away from declining Legacy (which comprises discontinued product lines from Zoran, and our handset connectivity and handset location business) revenues.

Current Operations

It is important to note that whilst CSR will discontinue developing products targeted specifically for the handset connectivity and handset location market, we will continue to invest in our leading edge indoor location platform, which has applications both inside and outside of smartphones.

In addition, we did not transfer any revenues to Samsung. The handset revenues are now added to our Legacy products division and we expect this division’s revenues to decline sharply over the next two years.

Overall, we expect that our Core division will grow its revenues in line with an externally forecast market growth of 10% CAGR over the period 2012-2017. At the same time, CSR will have a reduced cost base due to the transfer of assets and people to Samsung. In 2013, underlying operating costs are expected to be between $390 million and $410 million, compared with $446 million in 2012. The combination of a lower cost base, together with higher gross margins, should accelerate CSR’s move towards its medium-term objective of underlying operating profit margins of around 15%.

Tender Offer

When we announced the terms of the agreement with Samsung, we informed shareholders of our intention to return the net proceeds in the form of a tender offer. On 30 November 2012, the Company successfully completed the tender offer, returning $285 million through the repurchase of approximately 49 million ordinary shares at 360 pence per share.

CSR now has around 166 million shares in issue, a reduction of approximately 23% in share count from immediately prior to the tender offer.

Trading performance

The year can generally be characterised by Voice & Music and Auto performing well, with some weakness from the Cameras business line, due to the shift from point-and-shoot products to smartphones, which negatively impacted Consumer revenues. Legacy product revenues are expected to halve in 2013 compared to 2012 and be negligible in 2014, due to CSR discontinuing investment in new products in this area and as new products are introduced to the market by other suppliers which will replace our present portfolio.

Looking forward to 2013, we continue to see challenging macro-economic conditions which will inevitably shape the end markets into which we provide our products.

Your Board is mindful of the challenges that lie ahead, as the Group continues in its strategy of developing innovative products which enable us to provide differentiated solutions for our customers. We continue to evaluate the potential risks that could impact the Group and report on these matters more extensively on pages 38 to 40 and pages 45 to 50.

Product development and acquisitions

CSR continues to invest in technology, particularly where it supports its platform strategy and we are in the process of developing multiple new products, which we believe will help improve gross margins and support our market share.

In addition to our investment in R&D, which was $290.4 million during 2012, we expect to acquire technology where opportunities arise that complement our strategy and which are adjacent to our current capabilities. In his report, our Chief Executive Officer Joep van Beurden gives examples of areas where such investments have worked well for us in recent years.

We fully recognise the importance to our business of attracting and retaining the people across all disciplines that are such a key part of the future success of CSR. Through actions we have taken such as the recruitment of a team of engineers based in Bristol, we have made initial progress in securing some of the resources and expertise which supports the evolution of our business in delivering our strategic objectives. There remains further work to do and this will continue to be a matter of priority going forward. The general priorities of the Board are covered in more detail on pages 15 to 17.

Dividend

CSR’s revenues and underlying operating profits for 2012 have been ahead of internal plan and it has ended the year with a strong balance sheet with $333.3 million in cash, cash equivalents and treasury deposits, following the completion of the tender offer in November 2012.

It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company. Given our strong financial position, our confidence in our future prospects and our commitment to shareholder returns, the Board is recommending a final dividend of $0.08, per ordinary share, ($0.071 per ordinary share in 2011). Together with the interim dividend of $0.038 per ordinary share this amounts to $0.118 per ordinary share in respect of the 2012 financial year. This represents a full year dividend increase of 15% over the prior year.

Subject to shareholder approval at the Annual General Meeting to be held on 22 May 2013, the dividend will be paid on 31 May 2013 to shareholders of record on 10 May 2013. The dividend will be paid in sterling. During 2012, the Company returned $21.3 million in dividend payments.

CSR continues to generate cash from its operations and reported a balance of cash, cash equivalents and treasury deposits as at 28 December 2012 of $333.3 million compared with $277.8 million as at 30 December 2011. The Board is committed to maximizing shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded a share buyback of $50 million is appropriate, which it intends to commence as soon as practicable.

Changes to the Board

On 30 June 2012, Kanwar Chadha stepped down as Executive Director and Chief Marketing Officer, in order to enable him to explore new opportunities in the emerging mobile broadband market. On behalf of the Board, I would like to thank Kanwar for his contribution, firstly to SiRF as a co-founder and more recently to CSR. Since joining our Board on our acquisition of SiRF in 2009, Kanwar has contributed greatly to our strengths in location technology and the significant broadening of CSR’s markets and capabilities. We wish Kanwar every success with his new ventures.

On 20 February 2013, we announced that Sergio Giacoletto Roggio, a non-executive director will be standing down from the Board following our Annual General Meeting in May. Sergio has been on the Board since January 2007 and since September 2007 has also been chair of our Remuneration Committee. The period since he joined has seen significant change for CSR, and Sergio’s experience and abilities have provided insight and guidance which has been of enormous value to our Board and the Committees on which he has served. In his role as Chair of the Remuneration Committee, he has lead the restructuring of policy needed to reflect the changes in our business and strategy with diligence and balance. I would like to thank him on both a personal level and on behalf of the Board for his support, enthusiasm and commitment and wish him well for the future.

Chris Stone was appointed to the Board as a non-executive director effective on 16 July 2012. Chris served as Chief Executive Officer of Northgate Information Solutions plc (now Northgate Information Solutions Holdings Limited), from October 1999 until December 2011. He has extensive experience as a Chief Executive in growing a business with world leading positions in dynamic technology sectors and I am delighted to welcome Chris to CSR.

Delivering our solutions

During 2012, we achieved another milestone, when CSR shipped its 3 billionth chip since we were established in 1999. Shipping so large a number of chips to our customers is a testament not just to our own people, but also to all those who are and have been associated with our Company.

We would not have been able to achieve this success without the support of our supply chain partners. I particularly want to express our thanks to TSMC who have worked with CSR since manufacturing our first products through to the present day, and to ASE who again have provided CSR with testing, packaging and logistics from our first chips through to our 3 billionth.

Such partnerships that deliver day-in-day-out to meet our customers’ needs are a crucial part of our success, as is their continued engagement in supporting our drive for developing new technologies, for example in the transition to smaller chip sizes, that are needed to maintain our competitive edge in this dynamic business.

Our people

As always, CSR’s success is dependent on all the people who work for us. 2012 has been a very active year for CSR with a great deal of change. The Board and I would like thank all the people from CSR who have shown immense professionalism and commitment over the period. We also recognise and thank the people who have transferred to Samsung for their contribution to CSR over the years. We wish them well in their new roles.

Looking ahead

The year 2012 has been one of positive transformation. The combination of our people, the depth of our portfolio and the ongoing execution of our platform strategy, gives us growing confidence for the future.

2. Directors’ report – Chief Executive’s review

The year 2012 has seen CSR accelerate its transformation from being a handset Bluetooth-centric company, to becoming a global leader in creating multifunction platforms for a series of markets such as Automotive, Imaging and Voice & Music, with exciting platform opportunities in Bluetooth Smart and Indoors Location.

This shift in business emphasis has been in line with our long-standing strategy of focusing on end markets with growth potential where we have leading positions with integrated and differentiated technology platforms. We believe that this will enable us to achieve sustainable growth with higher margins and returns. Platforms are more complex and sophisticated than individual components, and generally contain broad functionality to directly enhance our customers’ end products.

As a result of this strategic drive, CSR derived the majority of its 2012 revenue from its higher margin platform business, contributing 60% of revenues in 2012 (compared with 49% in 2011). This trend is expected to continue as we focus on the development of ever increasing integrated solutions with multiple features, which our customers can use to support and improve their products for end users.

Samsung Agreement

CSR’s transaction with Samsung represented a large part of our strategic transformation and realised a significant return for CSR’s investment in handset connectivity and handset location, delivering substantial shareholder value.

On completion of the transaction on 4 October 2012, CSR transferred to Samsung the resources devoted to the development of the Company’s handset connectivity technology, as well as a significant proportion of the resources dedicated to the development of handset location technology. In addition, it granted to Samsung a world-wide perpetual, royalty-free, non-exclusive licence of CSR’s intellectual property rights in its handset connectivity and handset location technology, for use in the markets for mobile devices. CSR also transferred to Samsung 21 US patents (together with their international counterparts), which Samsung has licensed back to us in perpetuity on a royalty free basis. We and Samsung have agreed certain conditions, as part of which we have agreed not to compete with Samsung in handset connectivity and in the specific field of location (but not Indoors Location) for which Samsung have acquired intellectual property rights. The headline price paid by Samsung was $310 million, subject to adjustment, of which $31 million was paid into escrow to meet any potential future claims by Samsung.

Samsung also invested $34.4 million in us, signaling their confidence in us going forward and demonstrating their intent to work with us on a smooth transfer and transition of technology and people. As we explained at the time when we sought shareholder approval for the transaction, there is ongoing engagement between CSR and Samsung to support the separation of the handset operations and its integration into Samsung under a transitional service agreement.

Part of this engagement includes working with Samsung to finalise the development of the CSR9800 Wi-Fi/ Bluetooth combination chip, which CSR expects to utilise for its Automotive Infotainment applications and Samsung will use in its handset business. There are pre-determined milestones for this project which are linked to a clawback of up to $10 million by Samsung from CSR under certain circumstances and a payment of $10 million by Samsung to CSR linked to the shipping of commercial quantities of CSR9800 on or before 1 June 2014.

Company Structure

Prior to completion of the Samsung transaction, we reported based on four business groups: Auto, Home, Mobile and Legacy Products. Auto comprised the Automotive Infotainment and PND business lines. The largest business line in Home was Voice & Music (comprising Bluetooth enabled mono and stereo audio). Home also included Gaming (gaming controller hardware) and Document Imaging (printers, hardware and software). Mobile comprised handset connectivity and location, and cameras. Legacy Products comprised the Zoran home entertainment product lines.

Following completion of the Samsung transaction, we have two business groups reflecting our new structure; Core, and Legacy products. Core comprises Auto, Consumer (which includes our nascent markets of Bluetooth Smart and Indoors Location) and Voice & Music; the enlarged Legacy Products business consists of the digital television system-on-a-chip and silicon tuners business lines acquired with Zoran where we have discontinued investment, in addition to handset connectivity and handset location business lines which comprise the revenue streams retained by the Group as part of the terms of the Samsung agreement.

Product development

The transaction with Samsung has enabled CSR to increase its focus on its R&D investment in five areas in support of delivering our strategy of offering platforms from a position of market leadership. These areas are: Automotive Infotainment; Imaging; Voice & Music; Bluetooth Smart and Indoors Location. We expect that these areas represent markets with important growth opportunities.

In order to be at the forefront of our chosen markets, we have invested $290.4 million on research and development during 2012, an increase of $48.6 million on 2011, bringing 18 new products to the market during the year. We have seen further enhancements to the processes we deploy and which underpin the evaluation of new ideas from their beginning through their development to market launch. We consider this to be an area of continuous improvement and evolution in support of delivering our goals and in enabling us to sustain leading positions in dynamic and competitive markets.

Looking at our product areas in more detail, I am delighted that we continued our market leadership in the area of Bluetooth stereo audio. This market is growing rapidly, as more and more people carry their music in digital form on their smartphone, or other mobile digital music players and stream their music to stereo headsets, sound bars or speakerdocks. An increasing proportion of these devices can connect wirelessly through Bluetooth. We had around 950 SIG (Bluetooth special interest group) stereo end product listings in the year.

An important contributor to our success in this area is our market-leading aptX audio codec technology, which we acquired in 2010. It now has 120 licencees, a strong increase from 52 at the same time last year. aptX is a good example of an incremental acquisition which supports specific features and capabilities that complement our prevailing platform technologies, enabling us to further extend our competitive advantage.

In our Auto business area, we began shipping our next-generation SiRFprimaII 40nm automotive infotainment and navigation platform in 2012 and we have a growing pipeline of Tier One automotive in-dash design wins for this platform product. At the same time, our autograde Wi-Fi solutions have started ramping into volume production with a number of customers.

While our Consumer business area is under pressure from the increasing adoption of improved quality cameras in smartphones, we are seeking to take our established technology into new end market areas, such as surveillance, webcams, and automotive drive recorders.

In our more nascent markets, we have increased our range of Bluetooth Smart (low energy) single-mode platform products, and have extended the range of in-field testing for our indoors location products, which are based on our SiRF Fusion® technology.

Business group performance

Moving onto financial performance, in the first six months of the year we saw an increase in revenues of 38% compared with the same period in 2011, with Zoran revenues included from September 2011 only. We saw growth within a buoyant Voice & Music market, continued strong performance by the Automotive Infotainment business, while Handset -derived revenues continued to decline.

In the second half of the year, we achieved a revenue increase of 9% compared to the same period in 2011, which again reflected the inclusion of Zoran revenues from September 2011. Voice & Music continued to be strong, as was our Automotive Infotainment business. We saw weakness in Consumer, primarily due to a decline in Camera revenues, while Legacy revenues fell in line with our expectations.

Total revenue for the year was a record $1,025 million, up by 21% on 2011, but a decline of 1% when compared to CSR on a standalone pre-Zoran acquisition basis.

CSR management believes that underlying measures are meaningful for assessing the performance of the Company. Underlying operating profit increased to $74.0 million in 2012 from $49.2 million in 2011, reflecting increased gross margins and our focus on reducing our cost base. Reflecting the increasing proportion of our revenues derived from platforms, underlying gross margins increased to 50.8% in 2012 from 49.8% in 2011. The operating profit for the year was $107.9 million, against a loss of $48.4 million in the previous year. The year’s profit reflects exceptional charges for restructuring and profit from the Samsung transaction as well as the benefits of our focus on reducing costs in the business.

Diluted underlying earnings per share increased to $0.27 from $0.20 in 2011 and the Board has proposed a final dividend of $0.08 resulting in a proposed 2012 dividend payout of $0.118, an increase of 15% on 2011. We ended the year with $333.3 million in cash, cash equivalents and treasury deposits, after we returned $285 million to shareholders via the tender offer post the Samsung transaction. It is our intention to return a further $50 million to shareholders via a buyback and we will ask for shareholder authorisation for a general authority to do so as soon as practicable.

In the first half of 2012, CSR’s underlying annual cost run rate was $454 million, as we finalised a series of cost cutting initiatives, including delivery of the previously announced annualised cost savings of $130 million, which were achieved by the middle of the year. As we no longer develop handset connectivity and handset location products, we currently expect underlying operating expenses to reduce further in 2013 compared to 2012, and underlying operating expenses to be between $390 million and $410 million.

Market outlook

Our products are used in a wide variety of consumer devices and, as a result, we are heavily exposed to consumer sentiment. The macro-economic environment has a significant impact on consumer sentiment and 2012 was a year where we saw caution as a result of continuing economic uncertainty. We expect in 2013 many of the world’s established economies will still be grappling with a range of challenges contributing to entrenched austerity measures which directly affect the prospects for recovery and a return to growth. Overall, the indications for 2013 trend towards the global economic outlook remaining uncertain, reflecting slower growth in the developing economies, notably China, which through the past few years has countered lower consumer spending elsewhere, coupled with the prospect of modest growth in the economies of the West.

This backdrop leads us to moderate our revenue expectations for 2013 when compared with the record revenues of 2012, with the anticipated growth in our Core business being more than offset by the expected decline in Legacy.

Platform-Centric CSR

Across the businesses in our Core portfolio which comprises Voice & Music; Indoors Location; Auto; Bluetooth Smart; and Imaging, industry analysts expect our underlying total addressable market to grow by 10% compound annual growth rate (“CAGR”), from 2012 to 2017. In our two single largest areas of investment, Voice & Music is forecast to grow at a CAGR of 16% per annum in the same period, while the Automotive Infotainment is expected to grow at a CAGR of 8% per annum.

Although we forecast a decline in Consumer revenues in 2013 compared to 2012, as Camera revenues decline due to the increased use of smartphones, we expect that our investment in new areas of Imaging will drive growth in the medium-term.

While Auto, Imaging and Voice & Music are ‘here-and-now’ markets, Bluetooth Smart and Indoors Location are areas where there could be significant growth.

Bluetooth Smart is currently being adopted to connect many new types of low-energy devices such as computer mice and keyboards, and health and fitness products. We expect wider adoption of this technology during 2013 and expect strong growth, albeit from a small revenue base this year.

We believe that the ecosystem around Indoors Location (within Consumer), which combines information from a variety of sources such as MEMS, pressure sensors, and cellular and wireless networks, is becoming more developed and should lead to a greater take-up of this technology in the next few years.

Increasing our technology base

In addition to investment that we make in the development of our own ideas and technologies, we continue to acquire capabilities as part of a disciplined approach to utilising our financial resources. We maintained this activity in 2012 with valuable additions that have quickly been assimilated into our activities, contributing to our products, know-how and engagement with customers. In March 2012, we purchased DDFA®, an end-to-end digital audio processing amplifier technology, and in June 2012, bought the Map-X audio product line from Trident, which delivers HD audio decoding and internet streaming for next-generation home audio. More recently in October, we recruited 10 engineers based in Bristol with complementary capabilities in Wi-Fi and who are supporting our work in this area.

A people business

I would like to echo the remarks made by our Chairman in recognition of the contribution made through the past year by our employees, including the 311 people who in October left CSR and joined Samsung. I am proud to be working with so many people who continually raise the bar and grow with the fresh challenges of our business across so many locations. They have played a large part in the performance of the past year and I have no doubt they will continue to do so in 2013.

Looking ahead

CSR has transformed itself from a provider of Bluetooth components in handsets into a broadly diversified platform provider, addressing attractive growth markets. We have a large IP portfolio of approximately 1,550 US patents granted and approximately 1,000 US pending patent applications, and strong underlying technical capabilities, which positions us well for the long-term.

Given the depth of our product and platform portfolio and expertise of our people, I am confident that we have the capabilities to exploit the growth which we believe is available in our chosen markets.

3. Principal risks and uncertainties

Risk Factors

The following section sets out the risks that we have identified as a result of the review process undertaken by our executive management and Board, which is explained in more detail on pages 62 to 63 of our Corporate Governance report. It reflects the risks that we believe could have a material adverse effect on, among other things, the execution of our strategy, our market share, competitive position, business performance, results of operations, financial position or profitability.

The management of risk and the ways in which we seek to mitigate the impact of such risks forms part of our day to day operations and of each function. In the Business Review, on pages 38 to 40, we explain matters which formed part of the reviews undertaken by management and the Board during 2012.

Risks associated with ownership of our ordinary shares can be found on pages 156 and 157 of the Directors’ report – Corporate and share information.

We may fail to identify, develop, or acquire the right technologies or introduce the right products to win in our selected markets, due to misunderstanding customers, markets or technology trends.

An important factor in remaining competitive is to understand the requirements of our customers and provide them with technologies and solutions that will support them in their requirements to supply new and innovative products that may be attractive to users, including in consumer end markets. Our success depends on adoption by our customers of the technologies we offer as well as development and subsequent growth of these markets. We cannot predict the extent of such adoption or the growth in such markets, if any. While we invest significantly in research and development to identify such new ideas and technologies, we may invest in the wrong areas, develop products which fail to meet our customers’ needs on a timely basis (or at all), or fail to pursue product development opportunities that our competitors undertake and bring to market.

This may for example occur because we fail to correctly assess, anticipate, or to react to, trends in technological evolution, industry standards, or changes in the marketplace, or in circumstances where we acquire new technologies (either as a result of M&A or through assets purchases), but fail to incorporate the technologies which we acquire into our development programmes.

Our technologies may, therefore, decline in importance or be replaced entirely as the prevailing technology; or superior technologies may be developed by competitors, which could result in our products becoming less competitive.

We may fail to execute on the delivery of new products on a timely basis or manage our development roadmap effectively.

Meeting our strategic objectives and growing our business is dependent on our ability to develop new, and often increasingly complex, smaller semiconductor solutions for existing and new markets and to then qualify our products under industry standards or prescribed regulations to enable us to introduce them to the market in both a cost-effective and timely manner.

The design and sales cycle for our integrated circuits can take up to 36 months and, in some cases, even longer.

The delay or failure by us to launch and deliver new products on a timely basis or in line with our customers’ expectations or market requirements could result in a decrease in customer orders, thereby adversely affecting our revenue and our market share.

We may not hire, retain or develop the people needed to support our business objectives.

We depend on specialist skills and capabilities of our employees to develop new technologies and products to compete effectively and secure new business.

Key personnel may leave without us being able to replace them with new suitably qualified and experienced personnel.

Our people have experienced significant change, including those associated with events leading up to and following the acquisition of Zoran in 2011, and the more recent disposal in October 2012 of our handset connectivity and handset location development operations as a result of which more than 300 employees were transferred out of the Group.

Following this transfer, CSR is investing in securing additional personnel and capabilities (including technical capabilities) but may be unable to identify, acquire and retain such resources, which in turn could affect CSR’s ability to execute its strategy. The failure to recruit people or to provide adequate training or development may result in our employees not having the required knowledge and skills for us to pursue our strategy. This could adversely affect our business.

We may fail to target or support the right customers.

The sales which we achieve from our products are largely dependent on the commercial success of our customers’ products.

Our success also depends on creating interest and demand for new ideas and technologies that are brought to end markets through our customers’ products.

If our customers’ products are unsuccessful, or expected adoption of new ideas fails to occur, on a timely basis or at all, our business may be materially adversely affected.

We are regularly, and may continue to be, subject to litigation, including claims that we infringe third party intellectual property rights.

From time to time in the ordinary course of our business, we have received, and may continue to receive, communications from customers, competitors and others threatening litigation in respect of claims that we have breached rights or obligations belonging or owed to them concerning patent and other intellectual property rights (IPR). Additionally, we have in the past received and may in future receive notices, that challenge the validity of our patents.

All of these claims may involve technology and patents that may apply to a wide range of our products and know how.

We are, and expect to be on an ongoing basis, involved in litigation, including that associated with intellectual property. Such litigation typically involves allegations of infringement and seeks unspecified damages, a permanent injunction against further infringement, a finding of wilful infringement, and attorneys’ fees and costs. As we diversify and grow our business, we may become more involved in litigation or susceptible to infringement claims. We and our customers who use our products have in the past been, and currently are, subject to material patent infringement litigation. We and our customers may in the future be subject to further IP claims by third parties alleging infringement of our patents or other IPRs, including, for example, by third parties whose sole business is the assertion of patent rights and IP litigation, which is common in this industry.

Companies in the semiconductor industry often aggressively protect and pursue their IPR, including by filing complaints with the US courts or administrative bodies such as the US International Trade Commission (ITC) urging it to investigate the import and sale of allegedly infringing products. ITC litigation typically involves the plaintiff seeking an exclusion order against future import of the infringing integrated circuits, chipsets and products including the same and a cease and desist order in relation to marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the US or transferring them outside the US.

The defence of claims, including those concerned with IP, even if determined in our favour or mutually settled, could result in significant costs and harm to our reputation.

Litigation, including infringement claims that have been, or may in the future be, brought against or involving us, may require the expenditure of potentially significant funds and resources, including significant attorney’s fees, and time, to litigate, defend or settle such claims. Litigation related to such claims, whether in courts before administrative bodies such as the ITC, or in arbitration, can be complicated, protracted and expensive with regard to litigation fees and costs or settlement. IP claims could also divert the attention of our management or other key employees. No assurance can be made that third parties will not seek to commence additional litigation against us, or that the pending and/or additional litigation will not have a material adverse effect on our business. Any of the foregoing could have a material adverse impact on our business, revenue, operating expenses, financial condition and profitability. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact.

Litigation can take months or years to resolve, even if mutually settled between the parties in suit. While a claim is pending against us, our customers may be reluctant to include our products as part of their future product design, including if they believe that our products might ultimately be subject to an injunction or other legal remedy preventing their sale, import or use.

Therefore, even if we are ultimately successful in defending an infringement action, negative publicity could have a material adverse effect on our business, in addition to the expense, time, delay and burden on management of the litigation itself.

We may incur indemnity obligations under our contracts with customers.

We have agreed to indemnify some customers for costs and damages of IP infringement in some circumstances. These agreements may subject us to significant indemnification claims by our customers or others. Indemnification claims may subject us to payment of attorneys’ fees and costs for our attorneys, as well as for our customers’ attorneys. In addition, we could be required to pay damages, exemplary damages, potentially substantial attorneys’ fees and court costs awarded against the customer, and licensing or settlement costs. If an injunction is issued against a customer, we may be required to pay for alternatives for the customer, which may or may not be available, and customer’s losses resulting from the injunction. We may also be required to redesign products at substantial cost, which may increase our operating cost and require expenditure of time, including the time of management, and such redesigns may not be successful technically or in solving the underlying legal concerns. To the extent we dispute a customer’s right to indemnification, such dispute may harm our goodwill and reputation with the customer and may harm the possibility of future business from that customer. In some instances, a customer may demand discounts or refuse to pay outstanding invoices in light of the customer’s indemnification demands. We have received, and expect to continue to receive, indemnification requests from customers that are involved in intellectual property litigation implicating, directly or indirectly, our products.

In some instances, our products are designed for use in devices used by potentially millions of consumers, such as, for example, mobile telephones, automobiles, including in-dash navigation units, personal navigation units, headsets and gaming devices. Our server software is placed on servers providing wireless network services to end-users. Because of the widespread consumer uses of devices using our products, we could be subject to considerable exposure should an infringement claim occur against us or our customers.

We fail to manage the transition to smaller geometry process technologies.

To remain competitive and sustain our prospects for growth, we need to provide products and solutions which incorporate increasingly complex features, whilst at the same time meeting increasingly exacting requirements on size, power and cost. This requires us to progressively transition our semiconductor and system on chip products to increasingly smaller line width geometries (meaning chips of a smaller size whilst incorporating faster processing time using less power) which helps support customer demands for smaller, more powerful and cost effective solutions. This transition requires modifications to design and manufacturing processes, and achieving these modifications could result in delays in product deliveries, increased expenses or reduced manufacturing yields.

Failure to transition to smaller geometries, on a timely basis (or at all), particularly in the development of system on chip solutions, could harm our competitive position.

Our Information Technology and automated systems could suffer an interruption or chronic failure disrupting the conduct of our business.

We rely on IT systems to support our operations globally. The loss of IT systems could affect our development work, for example by delaying a project, causing errors to occur in the software we develop for our products, or preventing us from launching new products on time.

Loss of our systems could also disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering products from our suppliers. We could also lose the means to make decisions in conducting our business on a timely basis.

In addition, as we grow our business, we expect that our IT infrastructure will need to grow as well. We may face increased costs to efficiently coordinate and control our IT infrastructure, which could adversely impact our results of operations and profitability. If our IT systems fail to evolve along with the needs of our business, for example, due to our lack of investment or failure to predict future business needs, our ability to develop new products, maintain adequate operating systems or grow our business could also be adversely affected.

We may fail to have appropriate measures and arrangements to protect and use commercially sensitive information, including intellectual property.

The information shared between us and third parties, (which includes the intellectual property owned by us, our suppliers and our customers), for the development of products and technologies is commercially sensitive and highly confidential. We enter into agreements with our employees, consultants, commercial partners and others to control access to, and distribution of, our technologies, documentation and other proprietary information and that of third parties. Despite these efforts, persons may attempt to obtain, use, copy, disclose, distribute, offer for sale or make our products, services or technology without authorization, including but not limited to combining with or releasing our code as open source. Monitoring the use and disclosure of our commercially sensitive information is difficult, and our security measures and contractual provisions may not prevent the unauthorised use or disclosure of our commercially sensitive information. Controls or restrictions put in place to protect data or ideas may not be sufficient and legal remedies are limited in different geographies.

We cannot assure you that our efforts to prevent the misappropriation or infringement of our intellectual property or the intellectual property of our customers will succeed. To enforce a breached contract requires the initiation of litigation. The initiation of litigation may adversely affect our relationships and agreements with certain customers that have a stake in the outcome of the litigation proceedings. Litigation is very expensive, time consuming and may divert the attention of management and other key employees from the operation of the business, which could negatively impact our business and results of operations.

Additionally, despite our security measures, persons could attempt to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers and others to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate these techniques. In addition, our information technology and infrastructure may be breached due to employee error, malfeasance or other disruptions. Failure of such controls may result in the Company breaching the intellectual rights of third parties or undertakings we have given to safeguard third party information.

In the event of an inappropriate exposure or misappropriation of our IP, the Company’s business reputation and its operating performance and results would be adversely affected and if such information were to be released to unauthorized parties, including competitors, litigation could be increased, and our business would suffer.

Intellectual Property Rights may provide insufficient protection.

Protecting our proprietary technology is an important part of being able to compete successfully. We rely on combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights.

These measures and the scope of rights may not be sufficient to protect our technology from third-party infringement, invalidation, challenge, circumvention or to protect it from the claims of others. If our intellectual property rights do not adequately protect our technology, our competitors may be able to offer products similar to ours. Also, the laws of some countries, such as China, in which we operate and/or from which we derive significant amounts of revenue, may not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe, and our products may be at risk for misappropriation by third parties.

Our patent applications may not provide sufficient protection for all competitive aspects of our technology or may not result in issued patents. Issued patents may also not provide us competitive advantages. Competitors may also independently develop technologies that are substantially equivalent or superior to our technology and may obtain patents that restrict our business. If competitors are able to use our technology, our ability to compete effectively would be affected. Moreover, while we hold, or have applied for, patents relating to the technology used in our products, some of the products are based in part on standards, for which we do not hold patents or other IPRs. Even where we have an issued patent, we may choose not to pursue all instances of patent infringement.

Our failure or inability to obtain sufficient intellectual property rights protection could increase our expenses and harm our competitive position and result in increased litigation.

Design errors could go undetected during our development or validation phases leading to product recall or customer dissatisfaction.

The products that we supply to our customers are required to operate to very precise specifications. We may not detect errors or defects during the research & development of the hardware and software, which are used in our products or in their manufacture, or fail to identify bugs or susceptibility to connectivity viruses before the products are supplied to customers or installed in the customers’ own finished devices. This may occur due to inadequate testing, evaluation, insufficient or inadequate and suitably trained resources capable of identifying potential problems.

Errors, defects, bugs or viruses could result in our customers’ devices being faulty, which would result in returns from customers. If failures of faulty devices are attributable to our products, we may face claims for losses or damages, incur costs for rectifying the defects or replacing the product, and experience order cancellations, any of which would adversely affect our results. In addition, if any of our products failed to comply with customer specifications (including in respect of environmental matters), customers could have a right to reject or return products to us.

We have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability and for those that do, the limitations may not be enforceable. Also, any insurance coverage (to the extent it is available) against losses that may arise as a result of some product defects may not be sufficient to cover claims asserted against us, or may not continue to be available generally or on reasonable terms. Product defects could have longer term harmful effects on our reputation or our relationships with our customers or the market acceptance or sales of our products.

We may fail to manage inventory levels, in particular for our Legacy Products Group and those affected by end of life manufacturing cycles.

The lead time to manufacture and test our products for delivery from our suppliers ready for shipment to our customers can take 12 weeks and in some cases even longer. To ensure we have sufficient product to meet our customers’ future demand, we have to make assumptions about their order levels, relying on customer projections as well as our own judgement and experience.

Due to general economic conditions and the volatile nature of the consumer electronics markets, actual demand can differ significantly from our assumptions. Such fluctuations in demand tend to be more extreme during the initial launch of new products and also towards the end of a products economic life, when demand can vary substantially from expectations.

Such fluctuations can result in us ordering too little product, meaning we cannot meet our customers’ requirements, or too much, meaning we are holding excess inventory which we might not be able to sell to our customers in the future.

Where we have discontinued investment in new products, (for example, the DTV business which was closed in 2011 and in handset connectivity where we have ceased new developments following the sale of that business to Samsung in 2012), we envisage declining demand for products that are nearing the end of their life, as customers switch to alternative and newer products. As a result, we believe there is increased risk of holding too much inventory for such products which may result in us either having to charge lower prices in order to sell the product, being unable to sell the products, or write of the inventory, resulting in the Company incurring material costs.

From time to time, circumstances may arise which require us to order greater quantities of products in order to meet expected demand over the longer term, albeit this is greater than the levels forecasted by customer order schedules. For example, during 2012, we were informed of the decision of a supplier to cease manufacture of a product. This has required us to plan orders at higher volumes in the short term, in order to allow us to support customer demand in the period after manufacturing by our suppliers ceases. We may find that we have ordered too much of these products and are left holding inventory which is no longer required, which may result in us either having to charge lower prices in order to sell the product or being unable to sell the products, write off the inventory, resulting in the Company incurring further material costs.

Depressed economic conditions may continue to adversely affect demand for our products and hence our financial performance.

Depressed global economic conditions persisted through 2012: even China, which in prior years had maintained economic growth and consumer spending, saw a general slowing in its economy and these conditions are likely to persist during 2013. Our products predominantly are, and will continue to be, supplied for incorporation into devices intended for the consumer market. If depressed economic conditions persist or worsen and sales of such consumer devices decline, demand for our customers’ products, and therefore for our own products, are also likely to decline. Any difficulties experienced by our customers and suppliers in accessing sources of liquidity could also seriously disrupt their businesses, which could lead to a significant reduction in future orders of our products or difficulty on their part to meet their payment obligations to us or the inability of suppliers to meet their obligations to us in supplying products or continuing to support our business needs.

We may fail to properly manage the Transitional Services Agreement (TSA) and overall relationship with Samsung Electronics Co., Ltd (Samsung) and suppliers.

In October 2012, we completed the disposal of our handset connectivity and handset location development operations to Samsung.

Under the terms of that disposal, CSR and Samsung entered into a Transitional Services Agreements, which sets out the terms for the provision of support by each to the other and certain services for a maximum period of 24 months from 4 October 2012. For example, we have agreed to provide continued assistance in relation to finalising the development of CSR9800 and securing long term supply arrangements for that product. Also, Samsung has undertaken to provide access to certain expertise and resources during an interim period, whilst we procure replacement resources.

Failure to provide the required support or meet certain deliverables could result in claims against us under the terms of the disposal agreement. Further, our obligations under the TSA, requires us to assign human and financial resources, which are diverted away from supporting our own ongoing business activities. In addition, the transaction consideration may be reduced by up to $10 million if Samsung ceases development of CSR9800 prior to 1 June 2013, or if that product is not shipped in commercial quantities on or before 1 June 2014.

If we are unsuccessful in defending any challenge to our IPRs, such IP claims could subject us to significant costs, adversely affect our ability to market our products, require the redesign of our products or require us to seek licences from third parties and adversely affect our reputation and results of operations.

If we are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:

•	pay damages, royalties, lost profits, exemplary damages, and/or the third party’s attorneys’ fees and costs, which may be material;

•

cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question in light of a court-imposed order or injunction or in light of an administrative order such as, for example, an ITC order;

•	cease the importation of products into the United States or other countries in light of a court-imposed order or injunction or in light of an administrative order such as an ITC order;

•

expend significant resources to modify or redesign our products, manufacturing processes or other technology so that we do not infringe others’ IPRs, or to develop or acquire non-infringing technology, which may not be possible; and

•

obtain licenses to the disputed rights, which could require; the payment of substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all; or that we cease marketing the challenged products, and failure to obtain a license may be a competitive disadvantage as compared to competitors who are able to obtain such rights.

Any of the outcomes above may materially and adversely affect our business.

We do not have long-term contracts with our customers.

In keeping with wider industry practice, we do not generally enter into long-term purchase contracts with our customers, and we cannot predict whether our current customers will continue to place orders or whether existing orders or contracts will be cancelled.

Customers generally purchase our products subject to short-term purchase orders, which, in some cases, the customer may revise or cancel altogether (for example, due to slowing demand, economic conditions, change in end consumer purchasing preference or other events beyond the control of the customer, including natural disasters, such as the earthquake and tsunami in Japan in March 2011). If our customers stop placing orders for our products or cancel existing orders or contracts, our revenue would be adversely affected.

The average selling prices of our products have historically declined over their life and this is likely to continue.

We have in the past reduced, and expect in the future to reduce, the average selling prices of our products in response to competitive pricing pressures, or new product introductions by us or by our competitors, among other factors.

We may fail to offset reduced prices by increasing our sales volumes, reducing costs or successfully introducing new products at higher prices. Any of the foregoing could adversely affect our operating results.

We rely on a limited number of third party foundries and subcontractors (in some cases sole suppliers) to supply materials, manufacture, assemble and test integrated circuit products which may be unable to meet the requirements of our business.

We do not own or operate a fabrication facility and, therefore, rely on third parties; in particular TSMC and ASE, to supply materials, manufacture, assemble and test our products on a timely basis and to agreed specifications. We purchase critical components from a small number of suppliers, and for certain raw materials a single supplier, in supporting the manufacture of our products.

We have no long term supply contracts and, therefore, our suppliers are generally not obligated to perform services or supply products to us for any specific period, in any specific quantities, except as may be provided in a particular purchase order.

Because of this reliance on third parties, we are subject to risks, which we have experienced in the past and which may occur in the future, including:

•

changes to the terms on which the third parties are able or willing to supply products and services, including adverse changes to pricing, inadequate capacity made available to us for the manufacture or testing of our products or to support the delivery of finished products, for example by providing that capacity to other customers in preference to us;

•

natural disasters, including earthquakes and tsunamis (such as the events in Japan in March 2011 and more recently floods in Thailand), pandemics or geopolitical instability (such as the riots in China in September 2012) resulting in our suppliers being unable to obtain the raw materials to satisfy particular orders, interruptions in manufacturing or testing at the supplier sites, plant shut-downs, closures or cessation of business altogether;

•

changes in working practices affecting product qualification or product quality, changes in management personnel of suppliers affecting working relationships, as a result of reorganisations, mergers, acquisitions or disposals;

•	financial difficulties that may result in our suppliers being unable to obtain raw materials or services to satisfy particular orders, plant shut-downs or closures or cessation of business altogether;

•	quality problems at suppliers’ manufacturing sites, resulting in lower yields, product failures and product returns; and

•	limited control over suppliers’ delivery schedules, quality assurance and control and production costs.

We have experienced some of the foregoing in the past. For example, in 2013, one of our suppliers will cease the manufacture of a product that we supply to our customers. If we cannot source the products we need from one of our third party suppliers, we may be unable to quickly source our requirements from alternative suppliers. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and/or loss of business. Any of these developments would adversely affect our ability to deliver products, undermine our perceived reliability and adversely affect our operating results.

We could be adversely affected as a result of financial difficulties of, or failure by, our distributors.

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 16% of our revenue in 2012, 18% of our revenue in 2011, compared to 12% in 2010. The distributors are independent third parties who support our own direct marketing and sales. The current economic environment presents significant challenges for our distributors, including:

•	uncertain demand patterns, which mean distributors risk ordering more products than they require to satisfy our end customers, resulting in them holding excessive inventory;

•	restrictions on credit terms, which mean distributors may have difficulty in selling products because end customers do not have the cash flow to enable them to buy from the distributors; and

•

fluctuating order patterns, which means end customers may amend existing orders or stop buying products because of insufficient demand, each of which could affect our distributors’ ability to continue in business.

Our business would be disrupted if end customers were unable to obtain our products from the distributors on a timely basis. In the event a distributors fails, we may be unable to collect amounts owed to us, for products that we have supplied or recover those products in default of non-payment.

International political and other risks may adversely affect our operating results.

We derive nearly all our revenue from sales outside the UK. For example, our sales in China, where we maintain three branches/subsidiaries and approximately 300 employees, accounted for 40%, 44% and 55% of our revenue in 2010, 2011 and 2012, respectively. Further, one of the subcontractors that manufacture our products has operations located in China. As a result, we are subject to economic climate, political environment, government policies and other risks in each of the countries in which we and our customers operate, including in China, where the political legal and economic climate, both nationally and regionally, is extremely volatile and unpredictable. Examples of economic and political developments that could adversely affect us include government control over capital investments, increased taxation, restrictions on imports, import duties or currency revaluations.

We may face difficulties in complying with business practices or managing cultural differences, difficulties in working with local infrastructure and transportation networks, as well as difficulties in complying with local regulatory requirements in the design of products in each of the countries in which we and our customers operate. In particular, we are exposed to the legal and regulatory environment in China, which is subject to inherent uncertainties. For example, protections of intellectual property rights and confidentiality in China may not be as effective as in the US or other countries or regions with more developed legal systems. We may also incur costs in complying with new laws and regulations (for example, labour laws and regulations have been recently enacted in China).

Moreover, we and our customers are subject to various import and export laws and regulations. Government export regulations apply to the encryption or other features contained in some of our products. As a result, we and our customers may face restrictions on imports and exports or incur costs or operational limitations in obtaining and complying with the required permits. For example, the Chinese government imposes controls on technology import. If we fail to continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at foreign foundries or ship these products to certain customers, or we may incur penalties or fines.

Our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. For instance, there is new US legislation to improve the transparency and accountability concerning the supply of minerals coming from the conflict zone of the Democratic Republic of Congo. This legislation includes disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer’s efforts to prevent the sourcing of such “conflict” minerals. Those new rules, which will require reporting in 2014, could adversely affect our costs, the availability of minerals used in our products and our relationships with customers and suppliers.

If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our business may be materially adversely affected.

We may fail to compete successfully in a very competitive market.

The markets for our products are highly competitive and rapidly evolving. We compete in different markets to varying degrees on price, technical performance, product features, product system compatibility, product design and technology, timely introduction of new products, product availability, and sales and technical support. We are seeing increased competition throughout the markets in which we operate. The increased competition could result in more pronounced price reductions, reduced margins and/or loss of market share.

Within the markets in which we operate, we face competition from public and private companies, as well as the in- house design efforts of their customers. A number of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. Some of our competitors bundle their connectivity and location products with baseband processors, and we may lose those customers that prefer to use platform suppliers of the full suite of connectivity and baseband modem solutions. If we fail to compete successfully, our results of operations and prospects would be adversely affected.

4. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended 28 December2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Short-term employee benefits	5,004	6,558	4,582
Post-employment benefits	173	182	228
Share-based payment	3,721	765	1,398

	8,898	7,505	6,208

During 2011, Joep van Beurden (CEO) was appointed Chairman of the Global Semiconductor Alliance (GSA). Prior to this, Joep had held the position of Vice Chairman of this organisation since 2009. CSR plc has paid membership fees of $25,000 to the GSA during the course of 2012 (2011: $25,000), sponsorship fees of $22,100 (2011: $17,100) and conference fees of $2,985 (2011: $nil).

Prior to the acquisition of Zoran Corporation, Levy Gerzberg held an interest in Zoran common stock and in options to acquire Zoran common stock pursuant to option plans operated by Zoran and which were subsequently assumed by Zoran.

With effect from completion on 31 August 2011, these interests were converted into 120,737 shares and 1,015,318 options to acquire CSR ADSs.

Dividends totalling $143,287 (2011: $237,671) were paid in the year in respect of ordinary shares held by the Company’s directors.

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000
Cambridge Silicon Radio Limited
- Funding received	584,502	82,270
- Dividends paid	—	(33,000)
- Services received	—	4,286
- Interest charged on intercompany balance	700	87
- Funding provided	(381,959)	—
- Exchange gains and losses	588	—
- Intercompany loan	(238,000)	—
CSR Employee Benefit Trust
- Exchange gains and losses	(362)	(19)
- Funding provided	500	988
- Write back of impairment on intercompany loan	—	(2,573)

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000
CSR Technology Inc.
- Funding provided	(13,828)	172
- Transfer of Intercompany balance	4,235	—
- Intercompany loan	9,100	—
- Exchange gains and losses	(300)	—
- Interest charged on intercompany balance	421	—
- Transfer of Intercompany balance	779	—
Zoran Corporation
- Funding provided	—	9,938
- Transfer of Intercompany balance	(4,235)	—
Cambridge Silicon Radio Holdings Limited
- Dividends received from Cambridge Silicon Radio Holdings Limited through intercompany funding	(200,000)	(178,000)
- Payment of loan for dividends	—	98,565
- Assignment of loan balance	329,600	—

Balances between the Company and its subsidiaries, which are related parties, are disclosed below:

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000
Cambridge Silicon Radio Limited	(305,498)	(102,250)
CSR Employee Benefit Trust	9,088	9,225
CSR Technology Inc	821	1,229
Zoran Corporation	(5,703)	(9,938)
CSR Holdings Limited	(129,600)	—

Loan balances between the Company and it’s subsidiaries, which are related parties, are disclosed below:

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000
Cambridge Silicon Radio Limited	238,818	—
CSR Holdings Limited	80,667	79,435

5. Directors’ responsibility statement

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the Company financial statements under IFRSs as adopted by the EU. The financial statements are also prepared in accordance with the IFRSs as issued by the International Accounting Standards Board. Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•

provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the persons who is a director at the date of the approval of this report confirms that:

•	so far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware;

•

the director has taken all the steps that they ought to have taken as a director to make themselves aware of the relevant audit information and to establish that the Company’s auditors are aware of that information;

•

the Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of CSR and the undertakings included in the consolidation taken as a whole;

•

the report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole together with a description of the principal risks and uncertainties that they face.

The directors, having prepared the Financial Statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion.